
07007001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sorrento Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4370 La Jolla Village Drive
(No. and Street)

San Diego	CA	92122-1253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Jaffe, President 858-452-3100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

10616 Scripps Summit Court, #100	San Diego	CA	92131
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Robert M. Jaffe, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to Sorrento Associaes Inc. ("the Company") as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature



Title

____

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations
- (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of San Diego } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

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6 ______________________ Signature of Document Signer No. 1 ______________________ Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 1st day of May, 2007, by
Date Month Year

(1) Robert M. Joffe,
Name of Signer

☐ Personally known to me
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A,
Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)


ROBIN A. CASEY
Commission # 1539629
Notary Public - California
San Diego County
My Comm. Expires Dec 30, 2008

Place Notary Seal Above

Robin A. Casey
Signature of Notary Public

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Further Description of Any Attached Document

Title or Type of Document: US. Sec + Exch Annual Audited Report

Document Date: 5/1/07 Number of Pages: 3

Signer(s) Other Than Named Above: N/A

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©2004 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5910 Reorder: Call Toll-Free 1-800-876-6827

Sorrento Associates, Inc.
(SEC I.D. No. 8-34602)



Financial Statements
Years Ended December 31, 2006 and 2005


MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

Contents


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

10616 Scripps Summit Court
San Diego, California 92131
858-795-2000 ph
858-795-2001 fx
www.mhm-pc.com

Independent Auditors' Report

To the Board of Directors of
Sorrento Associates, Inc.
La Jolla, California

We have audited the accompanying statement of financial condition of **Sorrento Associates, Inc.** ("the Company"), as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based upon our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of **Sorrento Associates, Inc.** as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

April 24, 2007

Mayer Hoffman McCann P.C.

Sorrento Associates, Inc.

Statements of Financial Condition

December 31,		2006		2005
Assets				
Current Assets				
Cash and cash equivalents	$	**623,703**	$	534,629
Restricted cash		-		10,000
Marketable equity security		**46,556**		44,424
Investments in partnerships		**446,840**		380,257
Prepaids and other current assets		**27,178**		37,702
Deferred income taxes		**30,000**		128,254
Total current assets		**1,174,277**		1,135,266
Fixed Assets - Net		**176,465**		140,784
Notes Receivable - Related Party		**750,000**		600,500
Deferred Income Taxes		**147,000**		-
	$	**2,247,742**	$	1,876,550

Liabilities and Stockholder's Equity				
Liabilities				
Accounts payable and accrued expenses	$	**69,682**	$	198,087
Accrued retirement liabilities		**401,417**		384,242
Income tax payable		**127,871**		18,100
Total liabilities		**598,970**		600,429
Commitments and Contingencies (Note 7)				
Stockholder's Equity				
Common stock, $0.00001 par value; 1,000,000 shares authorized and 5,000 shares issued and outstanding		-		-
Additional paid-in capital		**175,390**		175,390
Retained earnings		**1,473,382**		1,100,731
Total stockholder's equity		**1,648,772**		1,276,121
	$	**2,247,742**	$	1,876,550

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Nature of operations

Sorrento Associates Inc. (the "Company"), a Delaware Corporation, is a fully disclosed broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's primary operation is to manage various partnerships and its principal source of revenue is derived from management fees. See Note 2 for identification of the various partnerships managed by the Company.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers cash in demand deposit accounts and certificates of deposit purchased with an original maturity of three months or less to be cash equivalents.

Restricted cash

At December 31, 2005, the Company has $10,000 held as restricted cash in an interest-bearing account as a security deposit for its office lease.

As discussed in Note 7, during 2006 the Company renewed its office lease and significantly reduced the office space. As a result, the $10,000 deposit, which was previously classified as restricted cash was reclassified to operating cash.

Marketable security

Marketable security, deemed trading security, consists of common stock and is valued at market value. The increase or decrease in unrealized gains and losses during the year are included in the statements of operations. The Company follows industry practice and records security transactions on the trade date. Realized gains and losses on securities transactions are accounted for on a specific identification basis.

Marketable security, cont'd

As of December 31, 2006 and 2005, the Company held a marketable security with a cost basis of $64,975 and market value of $46,556 and $44,424, respectively.

Investments in partnerships

The equity method is used to account for the Company's general partner interest held in the various limited partnerships summarized in Note 2. The Limited Partnerships record their investments at fair market value; consequently, the Company records its investment in these limited partnerships at estimated fair value with realized and unrealized gains and losses in statement of operations. The investments in partnerships balance represents the increase or decrease in the Company's share of the results of operations of the limited partnerships listed in Note 2.

Revenue recognition

Management fees and interest income are recorded as earned.

Fixed assets

Fixed assets include furnishings, fixtures, equipment, and automobiles, which are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). Leasehold improvements are amortized over the shorter of the useful life of the assets or the remaining lease term. Expenditures for maintenance and repairs are charged to expenses as incurred. The following summarizes the economic lives assumed by the Company.

Equipment	5 years
Furniture, fixtures, and vehicles	5 years
Leasehold improvements	5 years

Income taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the combination of the tax payable for the year and the change during the year in deferred tax assets and liabilities.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

New accounting standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, *"Fair Value Measurements"*. SFAS No. 157 defines fair value and expends disclosures about fair value measurements. The Statement emphasizes that fair value is a market base measurement, not an entity specific measurement. It establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The notion of unobservable inputs is intended to allow for situations in which there is little, if any, market activity for the asset or liability at the measurement date. In those situations, the reporting entity need not undertake all possible effort to obtain information about market participant assumptions. However, the reporting entity must not ignore information about market participant assumptions that is reasonably available without undue cost and effort.

The Statement expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and the effect of the measurements on earnings (or changes in net assets) for the period. This Statement encourages entities to combine the fair value information disclosed under other accounting pronouncements, including SFAS No. 107, *"Disclosures about Fair Value of Financial Instruments"*, where practicable.

New accounting standards, cont'd

SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management has not yet determined the impact of SFAS No. 157 on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit and pension and other postretirement benefit plans. The Statement requires prospective application. The recognition and disclosure requirements are effective for companies with fiscal years ending after June 15, 2007. Additionally, SFAS No. 158 requires companies to measure plan assets and obligations at their year-end balance sheet date. This requirement is effective for fiscal years ending after December 15, 2008. The Company is in the process of evaluating SFAS No. 158's impact on the financial statements and intends to fully adopt its provisions for the year ending December 31, 2007.

In June 2005, the FASB issued Emerging Issues Task Force Statement No. 04-5 ("EITF 04-5"), "*Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity when the Limited Partners have Certain Rights.* EITF 04-5 refers to FASB Staff Position No. 78-9-1 ("FSP 78-9-1"), which was issued in July 2005. FSP 78-9-1 "*Interaction of AICPA Statement of Position 78-9 and EITF 04-5*" discusses situations and clarifies the conflicts present with EITF 04-5 and SOP 78-9 and concludes that the guidance in EITF 04-5 should be followed to determine whether a general partner has control over a limited partnership and to evaluate whether the limited partners in these limited partnerships maintain control. The pronouncement was effective for the first annual reporting period after December 15, 2005. The issue is whether a sole general partner is required to consolidate its interests in a limited partnership. Consolidation is not required if the limited partners have certain specified substantive rights overcoming the presumption of general partner control of the partnership such as rights to remove the general partner, with or without cause based upon a simple majority vote.

New accounting standards, cont'd

The Company has a general partner interest in the various limited partnerships listed in Note 2. As discussed in Note 2, the Company applied the equity method to account for investment in these partnerships during 2006 and 2005. During 2006, the provisions of EITF 04-5 and FSP 78-9-1 were applied to the general partnership interests held by the Company in the limited partnerships. Management concluded that the Company was not required to consolidate its general partner interests in the various limited partnerships summarized in Note 2 based upon the rights of the limited partners, as defined in the various limited partnership agreements.

2. Investments in Partnerships

Summary of investments

The Company has a general partner interest in Sorrento Equity Partners, L.P. ("SEP"), Sorrento Equity Partners II, L.P. ("SEPII"), Sorrento Equity Partners III, L.P. ("SEPIII"), and Sorrento Equity Partners I.V., L.P. ("SEPIV") (collectively referred to as "Sorrento Equity entities"). SEP is the general partner of Sorrento Ventures II, L.P. ("SVII"), which was dissolved as of December 31, 2005. SEPII is the general partner of Sorrento Ventures IIB, L.P. ("SVIIB") and Sorrento Ventures IIC, L.P. ("SVIIC") and is a limited partner of Sorrento Equity Growth Partners I, L.P. ("SEGPI"), which is the general partner of Sorrento Growth Partners I, L.P. ("SGPI"). SEPIII is the general partner of Sorrento Ventures III, L.P. ("SVIII") and Sorrento Ventures CE, L.P. ("SVCE). SEPIV is the general partner of Sorrento Ventures IV, L.P. ("SVIV"). SVII, SVIIB, SVIIC, SGPI, SVIII, SVCE and SVIV (collectively, the "Partnerships") are limited partnerships, which invest in securities of companies located primarily in San Diego, California. These investment securities are generally deemed to be venture capital investments.

As ultimate general partner, the Company may be liable for the obligations of SVII, SVIIB, SVIIC, SVIII, SVCE, and SVIV to the extent that obligations exceed assets.

Profits and losses, and all cash, which the general partner does not expect to use for the operations of SVII, SVIIB, SVIIC, SVIII, SVCE and SVIV are generally allocated per the terms of the partnership agreements.

At December 31, 2006 and 2005, the Company, as general partner or ultimate general partner, is committed to make additional capital contributions to the partnerships totaling $0 and $100,000, respectively.

3. Income Taxes

As of December 31, 2006 and 2005, a current deferred tax asset of $30,000 and $128,254, respectively, had been recognized for the temporary differences related to accrued audit fees and unrealized loss on investments in partnership.

Non-current deferred tax assets of $147,000 at December 31, 2006 had been recognized for the temporary difference related to financial statement depreciation in excess of depreciation recorded for income tax purposes, for capital loss carryovers, and for disqualified pension costs.

At December 31, 2006 and 2005, there was no valuation allowance, as management estimates it is more likely than not that the benefits will be utilized in future years.

The income tax provision (benefit) consisted of the following for the years ended December 31:

	2006		
	Current	Deferred	Total
Federal	$ 213,598	$ (30,046)	$ 183,552
State	10,197	(18,700)	(8,503)
	$ 223,795	$ (48,746)	$ 175,049

	2005		
	Current	Deferred	Total
Federal	$ 18,364	$ 99,481	$ 117,845
State	2,536	25,865	28,401
	$ 20,900	$ 125,346	$ 146,246

4. Fixed Assets

Fixed assets consisted of the following:

December 31,	**2006**	2005
Automobiles	**$ 303,103**	$ 204,457
Office equipments	**155,102**	149,275
Lease improvements	**83,687**	83,687
Furniture and fixtures	**37,987**	37,987
	579,879	475,406
Less accumulated depreciation and amortization	**403,414**	334,622
	$ 176,465	$ 140,784

Depreciation and amortization expense was approximately $69,000 and $86,000 for 2006 and 2005, respectively.

5. Related Party Transactions

Certain limited partners of the venture partnerships discussed in Note 2 are members of the partnerships' advisory boards. The partnerships have investments in entities whose boards of directors include individuals who are also limited partners of the partnerships.

On November 15, 2006, the Board of Directors approved the note receivable to the Company's sole shareholder totaling $750,000, which bears interest at 5% per annum. The note is secured and is due and payable on June 30, 2007. Interest income related to this note receivable was approximately $32,000 for 2006.

6. Employee Benefit Plans

Money purchase plan

The Company has a money purchase pension plan subject to vesting. Generally, employees must complete one year of service and attain 21 years of age to become eligible for the plan. Currently, the Company's annual contribution to the plan equals 6% of the annual base compensation of all participants, subject to a maximum contribution of $20,000 per participant, with allocations to each participant based on relative compensation levels. Benefits in the form of an annuity or lump-sum distribution are paid upon retirement at age 65 or thereafter, death, disability, or termination of employment.

Defined benefit plan

The Company adopted a defined benefit pension plan effective January 1, 2000. The benefit is based on the employee's highest three-year-average salary. Employees are eligible after one year of employment and have attained age 21. After two years of employment, employees become 20% vested and are fully vested after six years of employment. The Company's annual obligation is computed based upon actuarial calculations and is approximately $121,000 for 2007. As of December 31, 2006, the accumulated benefit obligation was approximately $593,000.

The Company's defined benefit pension plan invests 96.4% in equity securities and 3.6% in cash.

Defined benefit plan, cont'd

The following table sets forth the plan's obligations, funded status, and assumptions as prepared by the Plan's actuary:

Benefit obligation, beginning of year	$	520,741
Service cost		76,498
Interest cost		31,805
Actuarial gain		9,351
Benefit obligation, end of year	$	638,395
Fair value of plan assets, beginning of year	$	373,047
Actual return on plan assets		30,070
Employer contribution		85,011
Fair value of plan assets, end of year	$	488,128
Funded status	$	(150,267)
Unrecognized net actuarial loss		72,443
Unrecognized prior service cost		8,560
Net amount recognized	$	(69,264)
Components of net periodic pension cost:		
Service cost	$	76,498
Interest cost		31,805
Expected return on assets		(31,827)
Amortization of loss		5,892
Amortization of prior service cost		951
Net pension cost	$	83,319
Weighted-average assumptions as of December 31, 2006:		
Used to determine benefit obligation:		
Discount rate		6%
Used to determine periodic benefit cost:		
Discount rate		6%
Expected long-term return benefit assets		8%

Nonqualified deferred compensation plan (NQDC)

Effective January 1, 1998, the Company established a nonqualified deferred compensation plan (the "NQDC Plan"). Each qualified employee and qualified director may elect to defer the receipt of up to 15% of his or her compensation each year in 1% increments.

The NQDC Plan provides for investment elections as deemed appropriate by the NQDC Committee. Currently the Committee has elected to have all the funds invested in money market funds. The participants of the NQDC Plan could receive allocations to their account equal to the investment return of funds. The Company may make contributions in addition to the participant's own deferrals at its discretion to which the employee will vest 20% per year, after two full years of service, until fully vested. During 2000, the Company amended vesting for Company contributions made after June 30, 2000, as defined in the amendment. Payments of the participant's distributable or vested benefits are made upon termination, retirement, death, or disability. Benefits may be paid in the form of a lump sum or in equal annual installments over five, ten, or fifteen years, as elected by the participant

The Company holds the NQDC Plan assets in a "Rabbi Trust." The NQDC Plan's assets, in the amount of $386,299 and $368,124, are included in cash and cash equivalents in the accompanying statements of financial condition at December 31, 2006 and 2005, respectively. The NQDC Plan's obligations, in the amounts $296,417 and $278,242 are included in accrued retirement liabilities in the accompanying statement of financial condition at December 31, 2006 and 2005, respectively. Earnings from the NQDC Plan's assets were $18,175 and $10,911 during 2006 and 2005, respectively. The assets in the Rabbi Trust are subject to the claim of the general creditors of the Company. The Company had no accrued employer contribution at December 31, 2006 and 2005.

7. Commitments

Operating leases

In March 2006, the Company amended the original lease agreement for office space resulting in a significant reduction of office space commencing July 1, 2006. Additionally, the lease term was extended until June 30, 2008. Rent expense related to this lease was approximately $254,000 and $368,000 for 2006 and 2005, respectively.

Operating leases, cont'd

Future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Year Ending December 31,		
2007	$	202,365
2008		102,678
Total	$	305,043

Litigation

In the normal course of business, the Company is occasionally named as a defendant in various lawsuits. It is the opinion of management and of legal counsel that the outcome of any pending lawsuits will not materially affect the operations or the financial condition of the Company.

8. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital, both of which are defined terms, not to exceed 15 to 1. The Company's ratio at December 31, 2006 was 11.5 to 1. The basic concept of the rule is liquidity, with its objective being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2006, the Company had net capital of $51,890, which was $11,959 in excess of the amount required by the Securities and Exchange Commission.

9. Reserve Requirement for Brokers and Dealers in Securities

The Company is exempt from provisions of Rule 15c3-3 (per paragraph k(2)(i) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting securities transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

END